File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

CCS IX Portfolio Holdings, LLC, Crescent Capital BDC, Inc., Crescent Cap Advisors, LLC, Crescent Cap NT Advisors, LLC, Crescent Capital Group LP, Crescent Credit Europe LLP, Crescent Direct Lending Management, LLC, Crescent Direct Lending SMA Management LLC, Crescent Private Credit Income Corp., Crescent Private Credit Partners Management LLC, Crescent SBIC Management, LLC

BK Canada Holdings, Inc., CDL Investment Subsidiary II, LP, CDL Levered Fund II, LP, CDL Levered III Investment Subsidiary LP, CDL Unit Trust (Ireland), CDL Unlevered III Investment Subsidiary LP, CESL-A Coinvest Fund SCSp, CPCP Levered Unitranche Investments LP, CPCP Unitranche Investments LP, Crescent (TX) Direct Lending Fund, L.P., Crescent Capital High Income Fund, L.P., Crescent Capital High Income Fund B, L.P., Crescent Credit Europe CAA SCS, Crescent Credit Europe MM SCS, Crescent Credit Opportunities Fund (Cayman), L.P., Crescent Credit Opportunities Fund AIF SCSp, Crescent Credit Opportunities Fund, L.P., Crescent Credit Solutions VIII, L.P., Crescent Credit Solutions VIIIA-2, L.P., Crescent Credit Solutions VIIIB, SCSp, Crescent Credit Solutions VIIIC, (Solvency II), SCSp, Crescent Credit Solutions IXB Feeder, L.P., Crescent Credit Solutions IXB, SCSp, Crescent Credit Solutions IX, L.P., Crescent CRPTF Multi-Strat L.P., Crescent CRPTF Private Credit L.P., Crescent Direct Lending Fund II (Canada), LP, Crescent Direct Lending Fund II (Delaware), LP, Crescent Direct Lending Fund II (Ireland), LP, Crescent Direct Lending Fund III LP, Crescent Direct Lending Fund III (Canada) LP, Crescent Direct Lending Fund III (Cayman) LP, Crescent Direct Lending Fund III (Delaware) LP, Crescent Direct Lending Fund III (Ireland) LP, Crescent Direct Lending Fund III (UK) LP, Crescent Direct Lending Fund III Note Feeder LP, Crescent Direct Lending Fund, L.P., Crescent Direct Lending Levered Fund, L.P., Crescent Direct Lending Levered Fund (Cayman), LP, Crescent Direct Lending Levered Fund (Delaware), LP, Crescent Direct Lending Levered Fund II (Cayman), LP, Crescent Direct Lending Levered Fund II (Delaware), LP, Crescent Direct Lending Levered Fund III (Cayman) LP, Crescent Direct Lending Levered Fund III (Delaware) LP, Crescent Direct Lending Levered Fund III (Ireland) LP, Crescent Direct Lending Levered Fund III Note Feeder LP, Crescent Direct Lending SBIC Fund, L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund For ERISA Plans LP, Crescent European Specialty Lending Fund II (Cayman) LP, Crescent European Specialty Lending Fund II (Cayman-Levered) LP, Crescent European Specialty Lending Fund II (Cayman—Levered EUR) LP, Crescent European Specialty Lending Fund II (Delaware) LP, Crescent European Specialty Lending Fund II (Levered) LP, Crescent European Specialty Lending Fund III (Cayman—Levered) LP, Crescent European Specialty Lending Fund III (Delaware) LP, Crescent European Specialty Lending Fund III (GBP) SCSp, Crescent European Specialty Lending Fund III SCSp, Crescent European Specialty Loan Fund II (GBP) SCSp, Crescent European Specialty Loan Fund II SCSp, Crescent European Specialty Loan Fund SCS, SICAV-FIS, Crescent LACERS SMA Partnership, LP, Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners

VIC, L.P., Crescent Mezzanine Partners VII (LTL), L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VIIB, L.P., Crescent Mezzanine Partners VIIC, L.P., Crescent Mezzanine Partners VIIC (LTL), L.P., Crescent Parasol Fund LP, Crescent Private Credit Partners Levered Unitranche Fund (DE) LP, Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP, Crescent Private Credit Partners Levered Unitranche Note Feeder LP, Crescent Private Credit Partners LP, Crescent Private Credit Partners Unitranche Fund (DE) LP, Crescent Private Credit Partners Unitranche Fund (Ireland) LP, Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP, Crescent Private Credit Partners Unitranche Note Feeder LP, Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent/AEGIS Partnership, LP, Crescent/Kamehameha Schools Partnership, LP, Income Credit Strategies (Series C) LP, NPS/Crescent Strategic Partnership, LP, NPS/Crescent Strategic Partnership II, LP, Sun Life Assurance Company of Canada, Sun Life Insurance (Canada) Limited, Sun Life Financial Trust Inc., Sun Life and Health Insurance Company (U.S.), Sun Life Hong Kong Limited, Sun Life (U.S.) HoldCo 2020, Inc., Sun Life Investment Holdings LP Inc., SLA Investment Holdings (U.S.) Inc., Sun Life Financial (U.S.) Reinsurance Company, Sun Life Financial (U.S.) Reinsurance Company II and Sun Life Financial (Bermuda) Reinsurance Ltd.

Please direct all communications, notices and orders to:	Copies to:

George Hawley, General Counsel Crescent Capital Group LP 11100 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025 (310) 235-5900	Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3406

August 9, 2024

This Application (including Exhibits) contains 86 pages

I.	INTRODUCTION

A.	Requested Relief

Crescent Capital BDC, Inc., Crescent Private Credit Income Corp., CCS IX Portfolio Holdings, LLC, Crescent Capital Group LP, Crescent Cap Advisors, LLC, Crescent Cap NT Advisors, LLC and their related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) (as defined below) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this application (the “Conditions”). No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

The Order sought by this Application would supersede and replace the exemptive order issued by the Commission to Crescent Capital BDC, Inc., et al. on March 29, 20163 under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

•	Crescent Capital BDC, Inc. (“Crescent Capital BDC”), a closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the Act;

•	Crescent Private Credit Income Corp. (“Crescent Private Credit BDC”), a closed-end management investment company that has elected to be regulated as a BDC under the Act;

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Crescent Capital BDC, Inc., et al., (File No. 812-14454) Investment Company Act Rel. Nos. 32056 (March 2, 2016) (notice) and 32056 (March 29, 2016) (order).

•

CCS IX Portfolio Holdings, LLC (“CCS IX Portfolio Holdings”, and together with Crescent Capital BDC and Crescent Private Credit BDC, the “Existing Regulated Funds”), a closed-end management investment company that intends to elect to be regulated as a BDC under the Act;

•

Crescent Capital Group LP (“Crescent Group”), a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act on May 4, 2010 and an indirect, majority-owned subsidiary of Sun Life Financial Inc. (“Sun Life”) and is the investment adviser to CCS IX Portfolio Holdings;

•

Crescent Cap Advisors, LLC (“Crescent Cap Advisors”), formerly known as CBDC Advisors, LLC until 2019 and a Delaware limited liability company registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and its successors, is a majority-owned subsidiary of Crescent Group and is the investment adviser to Crescent Capital BDC;[4]

•

Crescent Cap NT Advisors, LLC (“Crescent Cap NT Advisors”), a Delaware limited liability company registered with the Commission under the Advisers Act is a wholly-owned subsidiary of Crescent Group and is the investment adviser to Crescent Private Credit BDC;

•	Crescent Private Credit Partners Management LLC (“CPCP Management”), Delaware limited liability company formed on July 18, 2018, is a wholly-owned subsidiary and relying adviser of Crescent Group;

•	Crescent Direct Lending Management, LLC (“CDL Management”), a Delaware limited liability company formed on March 31, 2014, is a wholly-owned subsidiary and relying adviser of Crescent Group;

•	Crescent Direct Lending SMA Management, LLC (“CDL SMA Management”), a Delaware limited liability company formed on June 21, 2021 is a wholly-owned subsidiary and relying adviser of Crescent Group;

•

Crescent SBIC Management, LLC (“Crescent SBIC Management”), a Delaware limited liability company formed on March 5, 2013 is a wholly-owned subsidiary and relying adviser of Crescent Group. SBIC Management serves as an investment adviser to an SBIC;

•

Crescent Credit Europe LLP (“Crescent Credit Europe”, and collectively with Crescent Group, Crescent Cap Advisors, Crescent Cap NT Advisors, CPCP Management, CDL Management, CDL SMA Management, and Crescent SBIC Management, the “Existing Crescent Advisers”), a limited liability partnership organized in England and Wales on October 6, 2011, is an affiliate and relying adviser of Crescent Group, and is authorized and regulated by the U.K. Financial Conduct Authority. Crescent Credit Europe serves as an investment adviser to Crescent Group with respect to certain funds and accounts with a focus on European credit investments;

[4]	The term “successor,” as applied to a Crescent Adviser (as defined below) means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•

Any Existing Crescent Adviser that acts in a principal capacity or any other affiliate of an Existing Crescent Adviser, including any entity either directly or indirectly owned by Sun Life that is neither a Sun Life Adviser nor an investment company under the Act, identified in Appendix A that, from time to time, may hold various financial assets in a principal capacity, and intends to participate in the Co-Investment Program (the “Existing Proprietary Accounts”); and

•

Investment funds and other vehicles set forth on Appendix A hereto, each of which is a separate and distinct legal entity and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (collectively, the “Existing Affiliated Funds”; and the Existing Affiliated Funds, together with the Existing Crescent Advisers, Crescent Capital BDC, Crescent Private Credit BDC, CCS IX Portfolio Holdings and the Existing Proprietary Accounts, the “Applicants”).

C.	Defined Terms

“Affiliated Fund”5 means (a) any Existing Affiliated Fund (b) any Proprietary Account (defined below) and (c) any existing entity or entity that will exist in the future (i) whose investment adviser (or sub-adviser(s), if any) is a Crescent Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on the Rule 3a-7 exemption from investment company status, (iii) that is not a BDC Downstream Fund, and (iv) that intends to participate in the Co-Investment Program; provided that an entity sub-advised by a Crescent Adviser is not included in this term if: (i) such Crescent Adviser serving as sub-adviser does not control the entity, and (ii) the primary investment adviser is not a Crescent Adviser.

“BDC” means a business development company under the Act.6

[5]

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 under the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser or sub-adviser is a Crescent Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Crescent Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Crescent Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Crescent Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Crescent Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Crescent Adviser” means any Existing Crescent Adviser and any Future Crescent Adviser (defined below). The term Crescent Adviser does not include (i) any Sun Life Adviser (defined below) or (ii) any other investment adviser to an Affiliated Fund or a Regulated Fund (each defined below) whose sub-adviser is a Crescent Adviser (a “Sub-Advised Fund”), except that any such investment adviser described in clause (i) or (ii) is deemed to be a Crescent Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. No Sun Life Adviser nor any investment adviser to a Sub-Advised Fund will be the source of any Potential Co-Investment Transactions under the requested Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) is controlled by Crescent Group, (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that is controlled by Crescent Group, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Proprietary Account” means any existing or future Crescent Adviser that acts in a principal capacity or any other affiliate of a Crescent Adviser, including any entity either directly or indirectly owned by Sun Life that is not an investment company under the Act, that acts in a principal capacity or any other affiliate of such entity that may, from time to time, hold various financial assets in a principal capacity, and intends to participate in the Co-Investment Program.

“Future Regulated Fund” means a closed-end management investment company (i) that is registered under the Act or has elected to be regulated as a BDC, (ii) whose investment adviser or sub-adviser is a Crescent Adviser, and (iii) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange

Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Proprietary Account” means any Existing Proprietary Account and any Future Proprietary Account.

“Regulated Funds” means the Existing Regulated Funds, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Crescent Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“SBIC” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”) as a small business investment company and is managed by a Crescent Adviser.

[7]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

“Sun Life Adviser” means any existing or future registered or unregistered investment adviser that is a direct or indirect subsidiary of Sun Life, excluding the Crescent Advisers.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in Rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Crescent Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an existing or future entity (i) that is a wholly-owned subsidiary8 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act or Rule 3a-7 under the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties.

II.	APPLICANTS

A.	Crescent Capital BDC

Crescent Capital BDC was organized under the General Corporation Law of the State of Delaware on February 5, 2015 for the purpose of operating as a BDC. In addition, Crescent Capital BDC has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Code, and intends to continue to make such election in the future. Crescent Capital BDC’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation. Crescent Capital BDC’s primary focus is originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies. Crescent Capital BDC may on occasion invest in larger or smaller companies. Crescent Capital BDC’s principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

[8]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

The Board of Crescent Capital BDC has six members, of which five members are Independent Directors. No Independent Director of any Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than as permitted by Condition 2(c)(iv)(C)), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

B.	Crescent Private Credit BDC

Crescent Private Credit BDC was organized as a Maryland corporation on November 10, 2022, to invest primarily in directly originated assets, including debt securities and related equity investments, made to or issued by U.S. middle-market companies. Crescent Private Credit BDC has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. Crescent Private Credit BDC’s investment objectives are to maximize the total return to its stockholders in the form of current income and, to a lesser extent, long-term capital appreciation through debt and related equity investments. Crescent Private Credit BDC’s primary focus is to invest in directly originated assets, including debt securities and related equity investments, made to or issued by U.S. middle-market companies; however, it may invest in larger or smaller companies. To a lesser extent, Crescent Private Credit BDC may make investments in syndicated loans and other liquid credit opportunities, including in publicly traded debt instruments, for cash management purposes, while also presenting an opportunity for attractive investment returns. The Board of Crescent Private Credit BDC has five members, of which three members are Independent Directors. Crescent Private Credit BDC’s principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

C.	CCS IX Portfolio Holdings

CCS IX Portfolio Holdings was organized as a Delaware limited liability company on March 12, 2024, to originate and invest primarily in privately negotiated debt of core middle-market companies, with such investment to be made in conjunction with private equity-sponsored leveraged transactions which are typically structured as senior debt (including first lien and unitranche debt); junior debt (including second lien, unsecured, subordinated or holding company debt) and/or preferred stock. Its investments may include equity participations. CCS IX Portfolio Holdings intends to make an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. CCS IX Portfolio Holdings’ investment objective is to provide investors with substantial current income and long-term capital appreciation by investing in a diversified portfolio of senior secured debt, with the ability to invest in junior debt securities. The Board of CCS IX Portfolio Holdings is expected to have five members, of which three members are Independent Directors. CCS IX Portfolio Holdings’ principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

D.	The Crescent Advisers

Crescent Group

Crescent Group is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act on May 4, 2010. Crescent Group or another Crescent Adviser serves as investment adviser to the Existing Affiliated Funds and a Crescent Adviser will serve as investment adviser to any Affiliated Funds. Crescent Group is an affiliate of Crescent Cap Advisors and is registered with the Commission under the Advisers Act.

Crescent Group has approximately $43 billion under management as of March 31, 2024. With its headquarters in Los Angeles, Crescent Group has approximately 200 employees based in five offices in the U.S. and Europe.

Crescent Cap Advisors

Crescent Cap Advisors, formerly CBDC Advisors LLC, is a Delaware limited liability company and is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is Crescent Capital BDC. Crescent Cap Advisors is a majority-owned subsidiary and an affiliate of Crescent Group, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

Under the terms of the investment advisory agreement with Crescent Capital BDC, Crescent Cap Advisors will: (i) determine the composition of the portfolio of Crescent Capital BDC, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by Crescent Capital BDC; (iii) close and monitor Crescent Capital BDC’s investments; (iv) determine the assets that Crescent Capital BDC will originate, purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide Crescent Capital BDC with such other investment advisory, research and related services as Crescent Capital BDC may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to Crescent Capital BDC and its portfolio companies as required. Crescent Cap Advisors’ services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to Crescent Capital BDC are not impaired.

Crescent Cap NT Advisors

Crescent Cap NT Advisors is a Delaware limited liability company and is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is Crescent Private Credit BDC. Crescent Cap NT Advisors is a majority-owned subsidiary and an affiliate of Crescent Group, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

Under the terms of the investment advisory agreement with Crescent Private Credit BDC, Crescent Cap NT Advisors will: (i) determine the composition of the portfolio of Crescent Private Credit BDC, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by Crescent Private Credit BDC; (iii) close and monitor Crescent Private Credit BDC’s investments; (iv) determine the assets that Crescent Private Credit BDC will originate, purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide Crescent Private Credit

BDC with such other investment advisory, research and related services as Crescent Private Credit BDC may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to Crescent Private Credit BDC and its portfolio companies as required. Crescent Cap NT Advisors’ services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to Crescent Private Credit BDC are not impaired.

CPCP Management

CPCP Management, a limited liability company organized under the Delaware Limited Liability Company Act on July 18, 2018, is a wholly-owned subsidiary and relying adviser of Crescent Group.

CDL Management

CDL Management, a Delaware limited liability company formed on March 31, 2014, is a wholly-owned subsidiary of Crescent Group and is a registered investment adviser under the Advisers Act. CDL Management serves as an investment adviser to certain clients with a focus on investments primarily in senior secured loans (including first lien, unitranche and second lien loans) of private U.S. lower-middle-market companies.

CDL SMA Management

CDL SMA Management, a limited liability company organized under the Delaware Limited Liability Company Act on June 21, 2021, is a wholly-owned subsidiary of Crescent Group and is a registered investment adviser under the Advisers Act.

Crescent SBIC Management

Crescent SBIC Management, a Delaware limited liability company formed on March 5, 2013, is a subsidiary of Crescent Group and is a registered investment adviser under the Advisers Act. SBIC Management serves as an investment adviser to an SBIC. As Sun Life controls Crescent Group, it may be deemed to control the Regulated Funds and the Affiliated Funds. However, Sun Life is not a registered investment adviser and has not been included as an applicant. Crescent Group will not be source of any Potential Co-Investment Transactions under the requested Order.

Crescent Credit Europe

Crescent Credit Europe, a limited liability partnership organized in England and Wales on October 6, 2011, is a subsidiary affiliate of Crescent Group and is authorized and regulated by the U.K. Financial Conduct Authority. Crescent Credit Europe serves as an investment adviser with respect to certain Affiliated Funds with a focus on European credit investments.

E.	Existing Affiliated Funds and Existing Proprietary Accounts.

A complete list of the Existing Affiliated Funds is included in Appendix A.

The Existing Proprietary Accounts may, from time to time, hold various financial assets in a principal capacity. Sun Life and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed Co-Investment Program have been included as Applicants herein. A list of the Existing Proprietary Accounts is included in Appendix A. The Existing Proprietary Accounts are not themselves Crescent Advisers, except for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i), and are not managed by Crescent Advisers.

The Existing Affiliated Funds pursue strategies focused on originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies. Through the Crescent Advisers, the Existing Affiliated Funds target attractive risk-adjusted yields across the entire capital structure of middle-market companies by leveraging the following strategies:

•

Direct Lending. Direct Lending provides senior secured debt to private, U.S. lower-middle-market companies. Direct Lending’s primary investment focus is sponsor-backed, lower-middle-market companies. This strategy’s primary target investments take multiple forms of senior debt, including unitranche facilities.

•

Credit Solutions (formerly known as Mezzanine). Credit Solutions invests primarily in private debt securities issued by sponsored-back core middle market companies. This strategy’s primary investment focus is to invest in senior secured and junior debt securities, though it has the flexibility to invest across the capital structure.

•

Narrowly Syndicated Credit. The narrowly syndicated credit strategy is a concentrated portfolio of privately negotiated, upper middle-market debt investments. This strategy primarily invests in senior secured upper middle-market “144A for life” (no registration rights) and private below investment grade corporate bank loans and bonds. This strategy targets syndicated transactions ranging in tranche size from $100 million to $500 million, which we believe constitutes about 10% of the total syndicated loan and high yield bond market.

•

European Specialty Lending. The dedicated European specialty lending strategy invests primarily in a diversified portfolio of private secured debt securities issued by European companies. The strategy’s primary investment focus is sponsor-backed, middle-market European companies. This strategy’s primary target investments take multiple forms of senior debt, including unitranche facilities.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include multiple Crescent Advisers that are under common control. The Crescent Advisers manage numerous funds with a variety of mandates and aggregate assets of approximately $43 billion as of March 31, 2024. Each Crescent Adviser manages or will manage the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of Crescent Capital BDC, Crescent Private Credit BDC and CCS IX Portfolio Holdings, which will be managed by Crescent Cap Advisors, Crescent Cap NT Advisors and Crescent Group, respectively, under the Act.

The Crescent Advisers have established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably over time. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

a.	Identification and Consideration of Investment Opportunities

The Crescent Advisers are organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”),9 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

[9]	Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from among one or more of the Crescent Advisers.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of a Crescent Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Crescent Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Crescent Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Crescent Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Crescent Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).10 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Crescent Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Crescent Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Crescent Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Crescent Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Crescent Advisers will undertake to perform these duties regardless of whether the Crescent Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

[10]

Representatives from each Crescent Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Crescent Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Teams and Investment Committees will keep written records of the investment opportunities considered at the meeting.

b.	Order Placement and Allocation

General. If the Crescent Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Crescent Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, committed capital, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Crescent Adviser recommends participating in a Potential Co-Investment Transaction, the Crescent Adviser will formulate a proposed order amount. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Crescent Advisers’ written allocation policies and procedures, by the investment professionals and senior management who evaluate the Potential Co-Investment Transaction for the Regulated Funds and the Affiliated Funds. Such investment professionals will then submit the allocations for the Potential Co-Investment Transaction to legal and compliance personnel for review and approval.11 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made

[11]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Crescent Advisers.

pro rata on the basis of the size of the Internal Orders.12 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Crescent Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Crescent Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Crescent Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

c.	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a

[12]

The Crescent Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Crescent Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even when the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a.	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,13 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Crescent Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

[13]	See note 30, below.

b.	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below and governed by Condition 7.

a.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;14 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;15 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to an investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.16 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[14]	See note 28, below.
[15]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long-term liabilities.

[16]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may proscribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[17] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

[17]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.18

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may proscribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[18]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”). Depending on the nature of a Crescent Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.19 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)... is to prevent... injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”20 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”21

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

[19]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[20]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[21]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Sections 17(d) and 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Crescent Adviser or an entity that controls, is controlled by, or under common control with an Existing Crescent Adviser, is the investment adviser (and sub-adviser, if any) to each of the Regulated Funds and the Affiliated Funds; (ii) a Crescent Adviser to Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (iii) an Existing Crescent Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, the Existing Regulated Fund, and a Crescent Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control any Future Regulated Fund; (iv) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s Crescent Adviser; and (v) the Crescent Advisers are under common control. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund or BDC Downstream Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act) and thus also subject to the provisions of Rule 17d-1, and therefore, would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the Proprietary Accounts will be controlled by Sun Life or its affiliates and, therefore, may be under common control with the Existing Regulated Funds, the Existing Affiliated Funds, and any Future Regulated Funds and Affiliated Funds, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in Co-Investment Transactions with a Regulated Fund (or a company controlled by the Regulated Fund).

D.	Precedents

The Commission has issued numerous exemptive orders under the Act, including the Prior Order, permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving sub-advisers and proprietary accounts.22 The relief requested in this Application with respect to Follow-On Investments was previously issued to the Applicants in the Prior Order and is based on the temporary relief granted by the Commission on April 8, 2020.23

Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders cited in this Application. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed in the Prior Order and relevant precedent.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Crescent Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

[22]

See, e.g., 26North BDC, Inc., et al. (File No. 812-15398) Investment Company Act Rel. Nos. 35048 (Nov. 15, 2023) (order) and 35036 (Oct. 24, 2023) (notice); MBC Total Private Markets Access Fund, et. al. (File No. 812-15422), Investment Company Act Rel. Nos. 34986 (July 25, 2023) (order) and 34953 (June 28, 2023) (notice); Vista Credit Strategic Lending Corp., et. al. (File No. 812-15323), Release Nos. 34961 (July 18, 2023) (order) and 34946 (June 20, 2023) (notice); Hartford Schroders Private Opportunities Fund, et. al. (File No. 812-15304) Investment Company Act Rel. Nos. 34940 (June 6, 2023) (order) and 34915 (May 11, 2023) (notice); and CION Investment Corporation, et al. (File No. 812-14387) Investment Company Act Rel. Nos. 34693 (Aug. 30, 2022) (order) and 34662 (Aug. 4, 2022) (notice).

[23]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If a Crescent Adviser, its principals, or any person controlling, controlled by, or under common control with the Crescent Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of a Crescent Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions.

(a)

The Crescent Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Crescent Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Crescent Adviser manages.

(b)

When a Crescent Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Crescent Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.[24]

2.	Board Approvals of Co-Investment Transactions.

(a)

If the Crescent Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

[24]	The Sun Life Advisers and any investment adviser to a Sub-Advised Fund will not be the source of any Potential Co-Investment Transactions under the requested Order.

(b)

If the aggregate amount recommended by the Crescent Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Crescent Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)

After making the determinations required in Condition 1(b) above, each Crescent Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Regulated Fund’s equity holders; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)

the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)

any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Crescent Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)

the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[25] financial benefit to the Crescent Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

[25]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[26] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.

Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)	the Crescent Adviser[27] to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)	the Crescent Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)

Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

[26]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
[27]	Any Proprietary Account is itself deemed to be a Crescent Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

(c)	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)

(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[28] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)

each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)

Standard Board Approval. In all other cases, the Crescent Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Crescent Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)	the Crescent Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)

the Crescent Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

[28]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b)

Enhanced Board Approval. The Crescent Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)	Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)

Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)

Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[29] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[29]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(v)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)

the Crescent Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)

the Crescent Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)

(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[30] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)	it is a Non-Negotiated Follow-On Investment.

[30]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(c)

Standard Board Approval. In all other cases, the Crescent Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Crescent Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)

the Crescent Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)

the Crescent Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)

the Crescent Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Crescent Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a standalone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)

Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Crescent Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a)

Each Crescent Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)

All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)

Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)

The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.

Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.

Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.

Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Crescent Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.

Transaction Fees.[31] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Crescent Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Crescent Adviser at a bank or banks

[31]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Crescent Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z); (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k); or (iii) in the case of the Crescent Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Crescent Adviser.

15.

Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

1.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

George Hawley

General Counsel

Crescent Capital Group LP

11100 Santa Monica Blvd., Suite 2000

Los Angeles, California 90025

(310) 235-5900

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Michael Hoffman

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

(212) 735-3000

2.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so.

The Applicants have caused this Application to be duly signed on their behalf on the 9th day of August, 2024.

CRESCENT CAPITAL BDC, INC.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CCS IX PORTFOLIO HOLDINGS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CDL INVESTMENT SUBSIDIARY II, LP, by
CDL GENERAL PARTNER II, LTD, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CDL LEVERED FUND II, LP, by
CDL LEVERED GENERAL PARTNER II, LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CDL LEVERED III INVESTMENT SUBSIDIARY LP, by
CDL LEVERED GENERAL PARTNER III LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CDL UNIT TRUST (IRELAND), by
CRESCENT DIRECT LENDING MANAGEMENT, LLC, its Investment Adviser

By:	/s/ John S. Bowman
Name:	John S. Bowman
Title:	Authorized Signatory

CDL UNLEVERED III INVESTMENT SUBSIDIARY LP, by
CDL GENERAL PARTNER III LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CESL-A COINVEST FUND SCSP, by
CESL-A COINVEST GP S.A.R.L., its General Partner

By:	/s/ Wayne Hosang
Name:	Wayne Hosang
Title:	Authorized Signatory

CPCP LEVERED UNITRANCHE INVESTMENTS LP, by
CPCP LEVERED UNITRANCHE INVESTMENTS GP LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CPCP UNITRANCHE INVESTMENTS LP, by
CPCP UNITRANCHE INVESTMENTS GP LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT (TX) DIRECT LENDING FUND, L.P., by
CRESCENT (TX) DIRECT LENDING, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAP ADVISORS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAP NT ADVISORS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL GROUP LP

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH INCOME FUND, L.P., by
CRESCENT CAPITAL GROUP HIGH INCOME LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH INCOME FUND B, L.P., by
CRESCENT CAPITAL GROUP HIGH INCOME B LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT EUROPE CAA SCS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L, its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT CREDIT EUROPE LLP

By:	/s/ Jean-Marc Chapus
Name:	Jean-Marc Chapus
Title:	Authorized Signatory

CRESCENT CREDIT EUROPE MM SCS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L, its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT CREDIT OPPORTUNITIES FUND (CAYMAN), L.P., by
CRESCENT CREDIT OPPORTUNITIES, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT OPPORTUNITIES FUND AIF SCSP, by
CRESCENT CREDIT OPPORTUNITIES GP, SARL, its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT CREDIT OPPORTUNITIES FUND, L.P., by
CRESCENT CREDIT OPPORTUNITIES, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VIII, L.P., by
CRESCENT CREDIT SOLUTIONS VIII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VIIIA-2, L.P., by
CRESCENT CREDIT SOLUTIONS VIII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VIIIB, SCSP, by
CRESCENT CREDIT SOLUTIONS VIII GP, SARL, its General Partner

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VIIIC, (SOLVENCY II), SCSP, by
CRESCENT CREDIT SOLUTIONS VIII GP, SARL, its General Partner

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IXB FEEDER, L.P.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IXB, SCSP

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IX, L.P.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CRPTF MULTI-STRAT L.P., by
CRESCENT CRPTF MULTI-STRAT, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CRPTF PRIVATE CREDIT L.P., by
CRESCENT CRPTF PRIVATE CREDIT, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND II (CANADA), LP, by
CDL GENERAL PARTNER II GP, LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND II (DELAWARE), LP, by
CDL FUND II GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND II (IRELAND), LP, by
CDL II GP LIMITED, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III LP, by
CDL III GP LIMITED, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (CANADA) LP, by
CDL GENERAL PARTNER III GP LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (CAYMAN) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (DELAWARE) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (IRELAND) LP, by
CDL III GP LIMITED, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (UK) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III NOTE FEEDER LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND, L.P., by
CRESCENT DIRECT LENDING, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND, L.P., by
CRESCENT DIRECT LENDING LEVERED, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND (CAYMAN), LP, by
CRESCENT DIRECT LENDING LEVERED, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND (DELAWARE), LP, by
CRESCENT DIRECT LENDING LEVERED, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND II (CAYMAN), LP, by
CDL FUND II GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND II (DELAWARE), LP, by
CDL FUND II GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III (CAYMAN) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III (DELAWARE) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III (IRELAND) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III NOTE FEEDER LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING MANAGEMENT, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING SBIC FUND, L.P., by
CRESCENT DIRECT LENDING SBIC, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING SMA MANAGEMENT LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND, L.P., by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN-LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND FOR ERISA PLANS LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (CAYMAN) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (CAYMAN – LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (CAYMAN – LEVERED EUR) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (DELAWARE) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (CAYMAN – LEVERED) LP, by
Crescent European Specialty Lending III LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (DELAWARE) LP, by
Crescent European Specialty Lending III LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (GBP) SCSP, by
Crescent European Specialty Lending III S.à r.l., its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT EUROPEAN SPECIALTY LENDING FUND III SCSP, by
Crescent European Specialty Lending III S.à r.l., its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT EUROPEAN SPECIALTY LOAN FUND II (GBP) SCSP, by
CRESCENT EUROPEAN SPECIALTY LOAN II S.A.R.L. its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT EUROPEAN SPECIALTY LOAN FUND II SCSP, by
CRESCENT EUROPEAN SPECIALTY LOAN II S.A.R.L. its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT EUROPEAN SPECIALTY LOAN FUND SCS, SICAV-FIS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L, its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B

CRESCENT LACERS SMA PARTNERSHIP, LP, by
CRESCENT LACERS SMA PARTNERSHIP GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VI, L.P., by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIB, L.P., by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIC, L.P., by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII (LTL), L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII, L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIIB, L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIIC, L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIIC (LTL), L.P., by
CRESCENT MEZZANINE VII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PARASOL FUND LP

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT INCOME CORP.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LEVERED UNITRANCHE FUND (DE) LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LEVERED UNITRANCHE FUND (IRELAND) LP, by
CPCP GENERAL PARTNER LIMITED, its General Partner

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LEVERED UNITRANCHE NOTE FEEDER LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LP, by
CPCP GENERAL PARTNER LIMITED, its General Partner

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS MANAGEMENT LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE FUND (DE) LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE FUND (IRELAND) LP, by
CPCP GENERAL PARTNER LIMITED, its General Partner

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE FUND TE (CAYMAN) LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE NOTE FEEDER LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SBIC MANAGEMENT, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND, LLC, by
CRESCENT SENIOR SECURED LOAN MANAGEMENT LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND (CAYMAN), L.P., by
CRESCENT SENIOR SECURED LOAN MANAGEMENT LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SPECIAL SITUATIONS FUND (INVESTOR GROUP), L.P., by
CRESCENT SPECIAL SITUATIONS FUND LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT/AEGIS PARTNERSHIP, LP, by
CRESCENT/AEGIS SMA PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT/KAMEHAMEHA SCHOOLS PARTNERSHIP, LP, by
CRESCENT/K SCHOOL SMA PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

INCOME CREDIT STRATEGIES (SERIES C) LP, by
CRESCENT ICS GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

NPS/CRESCENT STRATEGIC PARTNERSHIP, LP, by
NPS/CRESCENT SMA PARTNERS LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

NPS/CRESCENT STRATEGIC PARTNERSHIP II, LP, by
NPS/CRESCENT SMA PARTNERS II, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

BK CANADA HOLDINGS, INC.

By:	/s/ Stephen Clarkson Peacher
Name:	Stephen Clarkson Peacher
Title:	Director

By:	/s/ Marlene Frances Van Den Hoogen
Name:	Marlene Frances Van Den Hoogen
Title:	Director

SUN LIFE ASSURANCE COMPANY OF CANADA

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Senior Managing Director

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Managing Director

SUN LIFE INSURANCE (CANADA) LIMITED

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Senior Managing Director

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Managing Director

SUN LIFE FINANCIAL TRUST INC.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Chief Investment Officer

By:	/s/ Shijie (Jay) Zhong
Name:	Shijie (Jay) Zhong
Title:	President and Chief Executive Officer

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Chief Investment Officer

By:	/s/ Neil Leonard Haynes
Name:	Neil Leonard Haynes
Title:	Senior Vice President and Chief Financial Officer and Treasurer

SUN LIFE HONG KONG LIMITED

By:	/s/ Shiuan Ting van Vuuren
Name:	Shiuan Ting van Vuuren
Title:	Chief Investment Officer

SUN LIFE (U.S.) HOLDCO 2020, INC.

By:	/s/ Neil Leonard Haynes
Name:	Neil Leonard Haynes
Title:	Authorized Signer

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Authorized Signer

SUN LIFE INVESTMENT HOLDINGS LP INC.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	Director

By:	/s/ Marlene Frances Van Den Hoogen
Name:	Marlene Frances Van Den Hoogen
Title:	Director

SLA INVESTMENT HOLDINGS (U.S.) INC.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	President

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Vice President

SUN LIFE FINANCIAL (U.S.) REINSURANCE COMPANY

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Chief Investment Officer

By:	/s/ Neil Leonard Haynes
Name:	Neil Leonard Haynes
Title:	Senior Vice President and Chief Financial Officer and Treasurer

SUN LIFE FINANCIAL (U.S.) REINSURANCE COMPANY II

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Chief Investment Officer

By:	/s/ Neil Leonard Haynes
Name:	Neil Leonard Haynes
Title:	Senior Vice President and Chief Financial Officer and Treasurer

SUN LIFE FINANCIAL (BERMUDA) REINSURANCE LTD.

By:	/s/ Donna-Kaye Cotter
Name:	Donna-Kaye Cotter
Title:	President

By:	/s/ Duarte Manuel de Frias
Name:	Duarte Manuel de Frias
Title:	Vice President

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of CCS IX Portfolio Holdings, LLC, Crescent (TX) Direct Lending Fund, L.P., Crescent Cap Advisors, LLC, Crescent Cap NT Advisors, LLC, Crescent Capital BDC, Inc., Crescent Capital Group LP, Crescent Capital High Income Fund, L.P., Crescent Capital High Income Fund B, L.P., Crescent Credit Opportunities Fund (Cayman), L.P., Crescent Credit Opportunities Fund, L.P., Crescent Credit Solutions VIII, L.P., Crescent Credit Solutions VIIIA-2, L.P., Crescent Credit Solutions IXB Feeder, L.P., Crescent Credit Solutions IX, L.P., Crescent CRPTF Multi-Strat L.P., Crescent CRPTF Private Credit L.P., Crescent Direct Lending Fund II (Canada), LP, Crescent Direct Lending Fund II (Delaware), LP, Crescent Direct Lending Fund III LP, Crescent Direct Lending Fund III (Canada) LP, Crescent Direct Lending Fund III (Cayman) LP, Crescent Direct Lending Fund III (Delaware) LP, Crescent Direct Lending Fund III Note Feeder LP, Crescent Direct Lending Fund, L.P., Crescent Direct Lending Levered Fund, L.P., Crescent Direct Lending Levered Fund (Cayman), LP, Crescent Direct Lending Levered Fund (Delaware), LP, Crescent Direct Lending Levered Fund II (Cayman), LP, Crescent Direct Lending Levered Fund II (Delaware), LP, Crescent Direct Lending Levered Fund III (Cayman) LP, Crescent Direct Lending Levered Fund III (Delaware) LP, Crescent Direct Lending Levered Fund III Note Feeder LP, Crescent Direct Lending Management, LLC, Crescent Direct Lending SBIC Fund, L.P., Crescent Direct Lending SMA Management LLC, Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund For ERISA Plans LP, Crescent European Specialty Lending Fund II (Cayman) LP, Crescent European Specialty Lending Fund II (Cayman-Levered) LP, Crescent European Specialty Lending Fund II (Cayman—Levered EUR) LP, Crescent European Specialty Lending Fund II (Delaware) LP, Crescent European Specialty Lending Fund II (Levered) LP, Crescent European Specialty Lending Fund III (Cayman—Levered) LP, Crescent European Specialty Lending Fund III (Delaware) LP, Crescent LACERS SMA Partnership, LP, Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., Crescent Mezzanine Partners VII (LTL), L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VIIB, L.P., Crescent Mezzanine Partners VIIC, L.P., Crescent Mezzanine Partners VIIC (LTL), L.P., Crescent Parasol Fund LP, Crescent Private Credit Income Corp., Crescent Private Credit Partners Levered Unitranche Fund (DE) LP, Crescent Private Credit Partners Levered Unitranche Note Feeder LP, Crescent Private Credit Partners Management LLC, Crescent Private Credit Partners Unitranche Fund (DE) LP, Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP, Crescent Private Credit Partners Unitranche Note Feeder LP, Crescent SBIC Management, LLC, Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent/AEGIS Partnership, LP, Crescent/Kamehameha Schools Partnership, LP, Income Credit Strategies (Series C) LP, NPS/Crescent Strategic Partnership, LP and NPS/Crescent Strategic Partnership II, LP that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Europe LLP; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jean-Marc Chapus
Name:	Jean-Marc Chapus
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Europe CAA SCS, Crescent Credit Europe MM SCS, Crescent Credit Opportunities Fund AIF SCSp, Crescent European Specialty Lending Fund III SCSp, Crescent European Specialty Lending Fund III (GBP) SCSp, Crescent European Specialty Loan Fund II SCSp, Crescent European Specialty Loan Fund II (GBP) SCSp and Crescent European Specialty Loan Fund SCS, SICAV-FIS that he is Manager B of the general partner of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Manager B
Date:	August 9, 2024

VERIFICATION

STATE OF MASSACHUSETTS	)
COUNTY OF BOSTON	)

The undersigned states that he has duly executed the attached Application for and on behalf of CDL Unit Trust (Ireland); that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John S. Bowman
Name:	John S. Bowman
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of CDL Investment Subsidiary II, LP, CDL Levered Fund II, LP, CDL Levered III Investment Subsidiary LP, CDL Unlevered III Investment Subsidiary LP, Crescent Direct Lending Fund II (Ireland), LP, Crescent Direct Lending Fund III (Ireland) LP, Crescent Direct Lending Fund III (UK) LP and Crescent Direct Lending Levered Fund III (Ireland) LP; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Solutions VIIIB, SCSp, Crescent Credit Solutions VIIIC, (Solvency II), SCSp, Crescent Credit Solutions IXB, SCSp, Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP, Crescent Private Credit Partners LP and Crescent Private Credit Partners Unitranche Fund (Ireland) LP; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Tyrone Chang
Name:	Tyrone Chang
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of CPCP Levered Unitranche Investments LP and CPCP Unitranche Investments LP; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of CESL-A Coinvest Fund SCSp; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Wayne Hosang
Name:	Wayne Hosang
Title:	Authorized Signatory
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life and Health Insurance Company (U.S.), Sun Life Financial (U.S.) Reinsurance Company and Sun Life Financial (U.S.) Reinsurance Company II; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Chief Investment Officer
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of BK Canada Holdings, Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Clarkson Peacher
Name:	Stephen Clarkson Peacher
Title:	Director
Date:	August 9, 2024

VERIFICATION

CANADA	)

The undersigned states that she has duly executed the attached Application for and on behalf of BK Canada Holdings, Inc. and Sun Life Investment Holdings LP Inc.; that she is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Marlene Frances Van Den Hoogen
Name:	Marlene Frances Van Den Hoogen
Title:	Director
Date:	August 9, 2024

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Assurance Company of Canada and Sun Life Insurance (Canada) Limited; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Senior Managing Director
Date:	August 9, 2024

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial Trust Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Chief Investment Officer
Date:	August 9, 2024

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of SLA Investment Holdings (U.S.) Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Vice President
Date:	August 9, 2024

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial Trust Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shijie (Jay) Zhong
Name:	Shijie (Jay) Zhong
Title:	President and Chief Executive Officer
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Assurance Company of Canada and Sun Life Insurance (Canada) Limited.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Managing Director
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life (U.S.) HoldCo 2020, Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Authorized Signer
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life and Health Insurance Company (U.S.), Sun Life Financial (U.S.) Reinsurance Company and Sun Life Financial (U.S.) Reinsurance Company II; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Neil Leonard Haynes
Name:	Neil Leonard Haynes
Title:	Senior Vice President and Chief Financial Officer and Treasurer
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life (U.S.) HoldCo 2020, Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Neil Leonard Haynes
Name:	Neil Leonard Haynes
Title:	Authorized Signer
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Investment Holdings LP Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	Director
Date:	August 9, 2024

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of SLA Investment Holdings (U.S.) Inc.; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	President
Date:	August 9, 2024

VERIFICATION

HONG KONG	)

The undersigned states that she has duly executed the attached Application for and on behalf of Sun Life Hong Kong Limited; that she is the Authorized Signatory of such company; and that all actions necessary to authorize her to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shiuan Ting van Vuuren
Name:	Shiuan Ting van Vuuren
Title:	Chief Investment Officer
Date:	August 9, 2024

VERIFICATION

BERMUDA	)

The undersigned states that she has duly executed the attached Application for and on behalf of Sun Life Financial (Bermuda) Reinsurance Ltd; that she is the Authorized Signatory of such company; and that all actions necessary to authorize her to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Donna-Kaye Cotter
Name:	Donna-Kaye Cotter
Title:	President
Date:	August 9, 2024

VERIFICATION

BERMUDA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial (Bermuda) Reinsurance Ltd; that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Duarte Manuel de Frias
Name:	Duarte Manuel de Frias
Title:	Vice President
Date:	August 9, 2024

APPENDIX A

Existing Affiliated Funds and Existing Proprietary Accounts

Existing Proprietary Accounts:

BK Canada Holdings, Inc.

Sun Life Assurance Company of Canada

Sun Life Insurance (Canada) Limited

Sun Life Financial Trust Inc.

Sun Life and Health Insurance Company (U.S.)

Sun Life Hong Kong Limited

Sun Life (U.S.) HoldCo 2020, Inc.

Sun Life Investment Holdings LP Inc.

SLA Investment Holdings (U.S.) Inc.

Sun Life Financial (U.S.) Reinsurance Company

Sun Life Financial (U.S.) Reinsurance Company II

Sun Life Financial (Bermuda) Reinsurance Ltd.

All Existing Affiliated Funds that are advised by a Crescent Adviser as set forth below:

CDL Investment Subsidiary II, LP

CDL Levered Fund II, LP

CDL Levered III Investment Subsidiary LP

CDL Unit Trust (Ireland)

CDL Unlevered III Investment Subsidiary LP

CESL-A Coinvest Fund SCSp

CPCP Levered Unitranche Investments LP

CPCP Unitranche Investments LP

Crescent (TX) Direct Lending Fund, L.P.

Crescent Capital High Income Fund B, L.P.

Crescent Capital High Income Fund, L.P.

Crescent Credit Europe CAA SCS

Crescent Credit Europe MM SCS

Crescent Credit Opportunities Fund (Cayman), L.P.

Crescent Credit Opportunities Fund AIF SCSp

Crescent Credit Opportunities Fund, L.P.

Crescent Credit Solutions VIII, L.P.

Crescent Credit Solutions VIIIA-2, L.P.

Crescent Credit Solutions VIIIB, SCSp

Crescent Credit Solutions VIIIC, (Solvency II), SCSp

Crescent Credit Solutions IXB Feeder, L.P.

Crescent Credit Solutions IXB, SCSp

Crescent Credit Solutions IX, L.P.

Crescent CRPTF Multi-Strat L.P.

Crescent CRPTF Private Credit L.P.

Crescent Direct Lending Fund II (Canada), LP

Crescent Direct Lending Fund II (Delaware), LP

Crescent Direct Lending Fund II (Ireland), LP

Crescent Direct Lending Fund III (Canada) LP

Crescent Direct Lending Fund III (Cayman) LP

Crescent Direct Lending Fund III (Delaware) LP

Crescent Direct Lending Fund III (Ireland) LP

Crescent Direct Lending Fund III (UK) LP

Crescent Direct Lending Fund III LP

Crescent Direct Lending Fund III Note Feeder LP

Crescent Direct Lending Fund, L.P.

Crescent Direct Lending Levered Fund (Cayman), LP

Crescent Direct Lending Levered Fund (Delaware), LP

Crescent Direct Lending Levered Fund II (Cayman), LP

Crescent Direct Lending Levered Fund II (Delaware), LP

Crescent Direct Lending Levered Fund III (Cayman) LP

Crescent Direct Lending Levered Fund III (Delaware) LP

Crescent Direct Lending Levered Fund III (Ireland) LP

Crescent Direct Lending Levered Fund III Note Feeder LP

Crescent Direct Lending Levered Fund, L.P.

Crescent Direct Lending SBIC Fund, L.P.

Crescent European Specialty Lending Fund (Cayman) LP

Crescent European Specialty Lending Fund (Cayman-Levered) LP

Crescent European Specialty Lending Fund (Levered) LP

Crescent European Specialty Lending Fund For ERISA Plans LP

Crescent European Specialty Lending Fund II (Cayman—Levered EUR) LP

Crescent European Specialty Lending Fund II (Cayman) LP

Crescent European Specialty Lending Fund II (Cayman-Levered) LP

Crescent European Specialty Lending Fund II (Delaware) LP

Crescent European Specialty Lending Fund II (Levered) LP

Crescent European Specialty Lending Fund III (Cayman—Levered) LP

Crescent European Specialty Lending Fund III (Delaware) LP

Crescent European Specialty Lending Fund III (GBP) SCSp

Crescent European Specialty Lending Fund III SCSp

Crescent European Specialty Lending Fund, L.P.

Crescent European Specialty Loan Fund II (GBP) SCSp

Crescent European Specialty Loan Fund II SCSp

Crescent European Specialty Loan Fund SCS, SICAV-FIS

Crescent LACERS SMA Partnership, LP

Crescent Mezzanine Partners VI, L.P.

Crescent Mezzanine Partners VIB, L.P.

Crescent Mezzanine Partners VIC, L.P.

Crescent Mezzanine Partners VII (LTL), L.P.

Crescent Mezzanine Partners VII, L.P.

Crescent Mezzanine Partners VIIB, L.P.

Crescent Mezzanine Partners VIIC (LTL), L.P.

Crescent Mezzanine Partners VIIC, L.P.

Crescent Parasol Fund LP

Crescent Private Credit Partners Levered Unitranche Fund (DE) LP

Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP

Crescent Private Credit Partners Levered Unitranche Note Feeder LP

Crescent Private Credit Partners LP

Crescent Private Credit Partners Unitranche Fund (DE) LP

Crescent Private Credit Partners Unitranche Fund (Ireland) LP

Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP

Crescent Private Credit Partners Unitranche Note Feeder LP

Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P.

Crescent Senior Secured Floating Rate Loan Fund, LLC

Crescent Special Situations Fund (Investor Group), L.P.

Crescent/AEGIS Partnership, LP

Crescent/Kamehameha Schools Partnership, LP

Income Credit Strategies (Series C) LP

NPS/Crescent Strategic Partnership II, LP

NPS/Crescent Strategic Partnership, LP

APPENDIX B

Resolutions of the Board of Directors of

Crescent Capital BDC, Inc. (the “Fund”)

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) a new application for an Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permit Crescent Capital regulated funds and affiliated private funds, and proprietary accounts of Sun Life to enter into certain joint transactions in accordance with the conditions set forth in the form of Application provided to the Board at this meeting, together with such changes as may be recommended by counsel.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

APPENDIX C

Resolutions of the Board of Directors of

Crescent Private Credit Income Corp. (the “Fund”)

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) a new application for an Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permit Crescent Capital regulated funds and affiliated private funds, and proprietary accounts of Sun Life to enter into certain joint transactions in accordance with the conditions set forth in the form of Application provided to the Board at this meeting, together with such changes as may be recommended by counsel.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

APPENDIX D

Resolutions of the Incorporator of

CCS IX Portfolio Holdings, LLC (the “Fund”)

WHEREAS, the Incorporator deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) a new application for an Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permit Crescent Capital regulated funds and affiliated private funds, and proprietary accounts of Sun Life to enter into certain joint transactions in accordance with the conditions set forth in the form of Application provided to the Incorporator, together with such changes as may be recommended by counsel.

NOW, THEREFORE, BE IT RESOLVED, that the Incorporator of the Fund be, and hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and

FURTHER RESOLVED, that the Incorporator of the Fund be, and hereby is, authorized and directed to take such further action and execute such other documents as the Incorporator shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.